                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                ----------------

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 9)

                               Giant Group, Ltd.
                               -----------------
                               (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  374503 1 10 0
                     --------------------------------------
                                 (CUSIP Number)

                                Andrew F. Puzder
                  Executive Vice President and General Counsel

                       Fidelity National Financial, Inc.
                            17911 Von Karman Avenue
                           Irvine, California  92714
                              Tel. (714) 622-5000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copies to:

                            Lawrence Lederman, Esq.
                        Milbank, Tweed, Hadley & McCloy
                           One Chase Manhattan Plaza
                           New York, New York  10005
                              Tel.  (212) 530-5000

                               February 16, 1996
                               -----------------
            (Date of Event Which Requires Filing of this Statement)

                 If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                 Check the following box if a fee is being paid with the statement / /.


                              Page 1 of 48 Pages

                           Exhibit Index on Page 8

                                  SCHEDULE 13D

CUSIP NO.:  374503 1 10 0
(1)      NAME OF REPORTING PERSON:

         Fidelity National Financial, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         IRS No. 86-0498599

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)              [ ]
         (b)              [ ]

(3)      SEC USE ONLY


(4)      SOURCE OF FUNDS:  WC

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)       [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)     SOLE VOTING POWER:  695,489(1)

         (8)     SHARED VOTING POWER:  0

         (9)     SOLE DISPOSITIVE POWER:  695,489(1)

         (10)    SHARED DISPOSITIVE POWER:  0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         695,489(1)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                 [x]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  14.6(2)





----------------

1 Fidelity disclaims beneficial ownership of 10,000 shares of Common Stock held by William P. Foley, II. Mr. Foley owns 21.7% of the outstanding common stock of Fidelity and he is the Chairman of the Board and Chief Executive Officer of Fidelity. By virtue of such stock ownership and positions, Mr. Foley may be deemed a "controlling person" of Fidelity.

2 Based upon 4,778,385 shares of Common Stock outstanding as of February 7, 1996, as disclosed in Item 5 to Amendment No. 13 of the Schedule 13D filed by Burt Sugarman on February 13, 1996 with the Securities and Exchange Commission with respect to the Common Stock.

                               Page 2 of 48 Pages

(14)     TYPE OF REPORTING PERSON:  CO




                               Page 3 of 48 Pages

CUSIP NO.:  374503 1 10 0
(1)      NAME OF REPORTING PERSON:

         William P. Foley, II

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         IRS No. ###-##-####

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)              [ ]
         (b)              [ ]

(3)      SEC USE ONLY


(4)      SOURCE OF FUNDS:  PF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)     SOLE VOTING POWER:  10,000(3)

         (8)     SHARED VOTING POWER: 0

         (9)     SOLE DISPOSITIVE POWER:  10,000(3)

         (10)    SHARED DISPOSITIVE POWER: 0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         10,000(3)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                 [x]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  .2(4)

(14)     TYPE OF REPORTING PERSON:   IN



-----------------

3    Mr. Foley disclaims beneficial ownership of 695,489 shares of Common
     Stock held by Fidelity. Mr. Foley owns 21.7% of the outstanding common stock of Fidelity, and he is Chairman of the Board and Chief Executive Officer of Fidelity. By virtue of such stock ownership and positions, Mr. Foley may be deemed a "controlling person" of Fidelity.

4 Based upon 4,778,385 shares of Common Stock outstanding as of February 7, 1996, as disclosed in Item 5 to Amendment No. 13 of the Schedule 13D filed by Burt Sugarman on February 13, 1996 with the Securities and Exchange Commission with respect to the Common Stock.




                               Page 4 of 48 Pages

                 This Amendment No. 9 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on December 8, 1995, as heretofore amended (the "Schedule 13D"), with respect to the common stock, par value $0.01 per share, of Giant Group, Ltd. (the "Common Stock"), a corporation having its principal executive offices located at 150 El Camino Drive, Suite 303, Beverly Hills, California 90212 (the "Company"). All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the
Schedule 13D.

                 Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

                 Item 4 of the Schedule 13D is hereby amended to add the following:

                 (K)  On February 16, 1996, Fidelity and Mr. Foley filed
First Amended Counterclaims against the Company and each of its directors (the "First Amended Counterclaims"). A copy of the First Amended Counterclaims is attached hereto as Exhibit 99.9, and is incorporated herein by reference. The First Amended Counterclaims clarify and add to Fidelity's and Mr. Foley's prior counterclaims.

                 A summary of the counterclaims is contained in paragraph 7 through paragrah 20 of First Amended Counterclaims, attached hereto as Exhibit
99.9. In their counterclaims, Fidelity and Mr. Foley seek the following declarations: (1) that the Rights Plan adopted by the Company's directors is invalid, unfair, and beyond the directors' powers, (2) that the Company's repurchase of 535,527 Common Stock in early January 1996 were invalid, unfair, and beyond the directors' powers, (3) that the Exchange Offer, as announced, is invalid, unfair, and beyond the directors' powers, (4) that the Company's directors, and each of them, breached their fiduciary duties in taking the actions described in the counterclaims. Fidelity and Mr. Foley also seek injunctive relief: (1) prohibiting the counterclaim defendants from taking any action in furtherance of the Rights Plan, and directing them to rescind, or in the alternative to redeem, the Rights, (2) requiring the Company to disgorge the 535,527 shares of the Common Stock that it repurchased between January 5, 1996 and January 10, 1996, and (3) prohibiting the counterclaim defendants from taking any action in furtherance of the Exchange Offer, and directing the counterclaim defendants to rescind the Exchange Offer. Fidelity and Mr. Foley seek damages with respect to certain of the counterclaims.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is hereby amended to add the following:

     99.9    First Amended Counterclaims filed February 16, 1996





                               Page 5 of 48 Pages
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                                   SIGNATURE



                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 21, 1996
                                        FIDELITY NATIONAL FINANCIAL, INC.



                                        By:  /s/ WILLIAM P. FOLEY, II
                                            --------------------------------
                                            Name:  William P. Foley, II
                                            Title: Chairman of the Board and
                                                   Chief Executive Officer





                               Page 6 of 48 Pages

                                   SIGNATURE



                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 21, 1996



                                                     /s/ WILLIAM P. FOLEY, II
                                                    ---------------------------
                                                        William P. Foley, II





                               Page 7 of 48 Pages
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                                 EXHIBIT INDEX



         99.9    First Amended Counterclaims filed
                 February 16, 1996                            Page 9





                               Page 8 of 48 Pages